December 23, 2014

Via EDGAR

United States Securities and Exchange Commission
Washington, DC  20549

ETFS Asian Gold Trust

File No.: 1-35029

Form 10-K for Fiscal Year ended December 31, 2013

Filed February 28, 2013

Dear Ladies & Gentlemen:

On behalf of the ETFS Asian Gold Trust (the “Trust”) sponsored by ETF Securities USA LLC (the “Sponsor”), we submit the response below with respect to the staff of the Securities and Exchange Commission (the “Commission”) comment letter dated December 23, 2014 by Mr Kevin Woody.

1. We note your disclosure on pages 10 and 31 that the trustee may terminate the trust upon the agreement of shareholders owning at least 75% of the outstanding shares. We also note your disclosure on page 31 that JPMorgan Chase and Co owns 77% of the class of shares outstanding. In future Exchange Act reports, please include a risk factor in the Risk Factor section that discusses the significant amount of shares held by JPMorgan and its ability to control certain matters affecting the trust such as whether the trustee may terminate the trust. Also discuss any other conflicts of interests in this regard since affiliates of JPMorgan are the custodian of the gold held by the trust and an authorized participant to the trust.

2.  Please tell us how you complied with Item 308 of Regulation S-K, or tell us how you determined it was not necessary to include a report of management’s assessment regarding internal control over financing reporting. To the extent that you determine it is appropriate to amend your filing to include such a report, please reconsider your conclusion regarding the effectiveness of your disclosure controls and procedures.

The Sponsor is undertaking an assessment of the Commission comment letter to be able to provide a response.  Due to the festive period, the Sponsor would like to inform the Commission that it does not expect to provide such response within ten business days, but will do so within fifteen business days.

On behalf of the Trust, we submit the following acknowledgements and representations:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments on questions about the foregoing, please do not hesitate to contact me at (011) 44-1534-825-507.

Very truly yours,

/s/  Joseph Roxburgh
Joseph Roxburgh
Chief Financial Officer and Treasurer

cc:Lori Bianchine, Partner, Deloitte LLP

Kathleen Moriarty, Partner, Katten Muchin Rosenman LLP

Peter Shea, Partner, Katten Muchin Rosenman LLP

Rahul Patel, Attorney Advisor

Tom Kluck, Legal Branch Chief

Kevin Woody, Accounting Branch Chief